August 11, 2022

VIA EDGAR
Ms. Anuja A. Majmudar
Mr. Ethan Horowitz
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE:    CVR Energy, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2021
    Filed February 23, 2022
    File No. 001-33492

Dear Ms. Majmudar and Mr. Horowitz:

Set forth below please find the responses of CVR Energy, Inc. (the “Company”, “we”, “us”, or “our”) to the comments received from the staff of the United States Securities and Exchange Commission (the “Staff”) in the Staff’s letter to the Company, dated July 11, 2022, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 (our “2021 Form 10-K”). For ease of reference in this response, we have repeated the Staff’s comments below and numbered our responses to correspond with the Staff’s comments.

1.Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

Response: In the fiscal year ended 2021, transition risks related to climate change did not have a material impact on our business, financial condition, or results of operations. However, we respectfully note that we have disclosed potential future impacts of climate-related business

CVR Energy ● 2277 Plaza Drive, Ste 500 ● Sugar Land, TX 77479 ● 281-207-3200 ● www.cvrenergy.com trends and regulations on our business, financial condition, and results of operations in our 2021 Form 10-K. Please see, for example:
•Forward Looking Statements, page 4 – discussing risks and uncertainties arising due to changes in laws, regulations or rulings related to climate change, renewables and alternative energy or fuel sources.
•Item 1. Business, page 7 – discussing the impact on our operations due to our decision to convert the hydrocracker at our Wynnewood, Oklahoma refinery (the “Wynnewood Refinery”) to renewable diesel service in support of our renewables initiatives, which could reduce our crude oil throughput by up to approximately 4,500 barrels per day.
•Item 1. Business, page 16 – discussing the Biden Administration’s Executive Orders “Protecting Public Health and the Environment and Restoring Science to Tackle the Climate Crisis” and “Tackling the Climate Crisis at Home and Abroad,” as well as formal notification of re-entry of the Unites States into the Paris Agreement.
•Item 1. Business, page 16 – discussing the Biden Administration’s greenhouse gas (“GHG”) emission target reductions and the potential for regulatory change related to GHG emissions.
•Item 1. Business, pages 16-18 – discussing climate-related regulations and the impact thereof on our business and operations, including the Renewable Fuel Standard (“RFS”), our Petroleum Segment’s renewable volume obligation (“RVO”), the volatility of renewable identification number (“RIN”) pricing and the potential significant cost to us of compliance with the RFS.
•Item 1A. Risk Factors, pages 24-25 – disclosing that compliance with and changes in environmental laws could adversely affect our performance, including through increased operating and capital costs and taxes on GHG emissions.
•Item 1A. Risk Factors, page 28 – discussing potential impacts on our business results in the event demand for renewable fuels does not materialize following our investment in renewable facilities and initiatives, and our ability to adapt our operations and facilities to changing governmental requirements and the energy transition.
•Item 1A. Risk Factors, pages 28-29 – discussing the potential impact of climate-focused investor initiatives, including demand for environmental, social and governance disclosures, on our business, our cost of capital, our credit rating, our reputation, and the price of our common stock and debt securities.
•Item 1A. Risk Factors, page 29 – discussing the potential impact of any decline in United States agricultural production due to changing weather patterns or field conditions.
•Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 41-43 – discussing climate-related regulations and the impact thereof on our business and operations, including those related to the RFS, our RVO, and proposed climate change laws and regulations.
•Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 69 – discussing our RFS compliance price risk.

We confirm that in future filings, we will continue to disclose potential future impacts of climate-related business trends and regulations, and the effects of transition risks related to climate change that may affect our business, financial condition, and results of operations, in each case, if material or otherwise required by law.

2.Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Response: We disclosed climate-related legal proceedings in our 2021 Form 10-K pursuant to Item 103 of Regulation S-K and Accounting Standards Codification 450, Contingencies. See Note 11 (“Commitments and Contingencies―RFS Disputes”) to the Consolidated Financial Statements and Item 3. Legal Proceedings in our 2021 Form 10-K, pages 103 and 36, respectively. At this time, we have not yet identified other material litigation risks or contingencies relating to climate change that require disclosure. The Company evaluates material litigation risks as part of its periodic financial reporting process. Should additional material litigation risks related to climate change arise, such litigation will be disclosed as required.

3.We note from the disclosure on page 16 of your Form 10-K that you have implemented nitrous oxide abatement projects and carbon dioxide sequestration activities to reduce your greenhouse gas footprint. Revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. Please provide quantitative information for these types of expenditures for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.

Response: During each of the years in the three-year period ended December 31, 2021, the Company had no material capital expenditures related to our nitrous oxide abatement and carbon dioxide sequestration projects/activities.

However, we disclosed material past and future capital expenditures for climate-related projects in our 2021 Form 10-K. For example, we disclosed information relating to the renewable diesel and renewable feedstock pre-treater projects at our Wynnewood Refinery (collectively, the “Wynnewood Renewable Projects”) and our evaluation of the potential conversion of an existing hydrotreater at our Coffeyville, Kansas refinery (the “Coffeyville Refinery”) to renewable diesel service, as discussed in our 2021 Form 10-K at pages 7, 42, 64, and 69, as follows:
•estimated total expenditures related to the Wynnewood Renewable Projects to be approximately $230 million in the aggregate (Item 1. Business, page 7);
•estimated total cost of $170 million for the renewable diesel unit project at the Wynnewood Refinery (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Industry Factors and Market Conditions―Petroleum Segment, page 42);
•approval from the Company’s Board of Directors (the “Board”) of $10 million in capital expenditures for design and long-lead equipment relating to a potential project to add renewable feed pretreating capabilities at the Wynnewood Refinery and design for potential conversion of an existing hydrotreater at the Coffeyville Refinery to renewable diesel service (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Industry Factors and Market Conditions―Petroleum Segment, page 42);
•Board approval of a renewable feed pretreater project at the Wynnewood Refinery at an estimated cost of $60 million (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Industry Factors and Market Conditions―Petroleum Segment, page 42);
•actual expenditures for the Wynnewood Renewable Projects in 2021 of $148 million (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Liquidity and Capital Resources―Capital Spending, page 64);
•estimated expenditures for the Wynnewood Renewable Projects in 2022 to be between $80 and $90 million (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Liquidity and Capital Resources―Capital Spending, page 64); and
•Board approval of full funding for development of a renewable diesel unit at our Wynnewood Refinery (Item 7A. Quantitative and Qualitative Disclosures About Market Risk―RFS Compliance Price Risk, page 69).

We confirm that in future filings, we will continue to disclose capital expenditures for climate-related projects, if material and otherwise required.

4.To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
•decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for goods that result in lower emissions than competing products; and
•increased competition to develop innovative new products that result in lower emissions.

Response: During the fiscal year ended 2021, the Company did not experience any material indirect consequences of climate-related regulation or business trends.

As noted in our response to the Staff’s comment # 1, our 2021 Form 10-K discloses the potential impacts that climate-related regulation or business trends could have on our business and operations we deem material, including disclosure set forth in Item 1A. Risk Factors in our 2021 Form 10-K beginning on page 22. Further, to the extent the indirect consequences of climate-related regulation or business trends result in reduced demand for crude oil, refined products, fertilizers, natural gas liquids, natural gas or other products, or increased demand for other products, those consequences will be reflected in the price for such commodity. Our 2021 Form 10-K also provides appropriate disclosure regarding the prices that we receive for our products, including corresponding risk factor disclosure.

5.If material, discuss the physical effects of climate change on your operations and results in greater detail. This disclosure may include the following:
•severity of weather, such as floods, windstorms, hurricanes, extreme fires, and water availability and quality;
•quantification of material weather-related damages to your property or operations;
•potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
•decreased agricultural production capacity of your customers in areas affected by drought or other weather-related changes; and
•any weather-related impacts on the cost or availability of insurance.
Your response should include quantitative information for each of the periods for which financial statements are provided in your Form 10-K and for future periods, as applicable.

Response: The physical effects of climate change have not had a material physical effect on the Company’s operations. We confirm that in future filings, we will disclose the physical effects of climate change that have a material impact on the Company’s operations.

Although not determined to have resulted from the effects of climate change, the Company disclosed weather-related impacts on our operations in our 2021 Form 10-K, including plant downtime, which negatively impacted our nitrogen fertilizer production and sales and disrupted our natural gas and electricity supply, in each case relating to Winter Storm Uri. See Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Results of Operations, pages 53 and 55, and ―Liquidity and Capital Resources, page 62. Additionally, the Company disclosed ammonia and urea ammonium nitrate production volumes in gross tons and the year-over-year percentage change of 6% resulting from outages, including those that may have been caused by Winter Storm Uri. The Company also disclosed the impact of weather on agricultural production resulting from fertilizer production outages during Winter Storm Uri and nitrogen fertilizer pricing. See Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Industry Factors and Market Conditions, page 46.

We have not experienced material weather-related impacts on the cost or availability of insurance.

6.We note your disclosure on page 27 regarding compliance with the U.S. Environmental Protection Agency Renewable Fuel Standard. Please tell us about and quantify any additional compliance costs incurred related to climate change for each of the last three fiscal years and amounts you expect to incur in future periods.

Response: Other than the compliance costs associated with the RFS and costs associated with our compliance with environmental laws that are included in “Cost of materials and other” in the Consolidated Statements of Operations in our 2021 Form 10-K, the Company has not incurred any material compliance costs related to climate change. The Company confirms that in future filings, we will disclose compliance costs related to climate change, if material.

If you have any questions with respect to the foregoing or if any additional information is required by the Staff, please contact the undersigned at 281.207.3211.

Sincerely,

CVR ENERGY, INC.

/s/ Jeffrey D. Conaway
Jeffrey D. Conaway
Vice President, Chief Accounting Officer and Corporate Controller